OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Green Retrofit

23010 Compass Drive
Canyon Lake, CA 92587

www.TheGreenRetrofit.com

100 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070 shares of common stock ($107,000)

Minimum 100 shares of common stock ($10,000)

Company	The Green Retrofit
Corporate Address	23010 Compass Drive Canyon Lake, CA 92587
Description of Business	Purchase, then fix and flip Eco-Friendly Smart Homes
Type of Security Offered	Common stock
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100 per share - You will receive our deal update reports every other month, prevent 10 lbs coal being burned annually.

$500 or more - You will receive a solar powered cap, deal update reports, prevent burning of 50 lbs. coal annually.

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

THE COMPANY AND ITS BUSINESS

The Green Retrofit is in the fix and flip housing business. We believe our advantage will be in adding eco-friendly and smart home features to the fixer homes prior to sale. Statistics show that energy efficient homes sell faster and for more money than traditional homes. Appraisers are now taught how to include energy savings and solar panels to their valuations. Each additional $1 in energy savings can add up to $20 in home value, and we hope to realize that extra value in each successful flip. On the Green side, a typical home burns 10,000 Lbs. of coal every year and we will eliminate that demand on each flip. We will be using the levers of the marketplace to improve our planet, the definition of Green Capitalism.

Customer Base

We are located in the Temecula Valley, Riverside County California, about 90 minutes inland from Los Angeles, Orange County and San Diego County. Homes here are priced from $275,000 to $500,000. We benefit from a constant stream of home buyers priced out of the coastal cities. Our ideal flip would be one that qualifies for a 3.5% down FHA loan.

Competition

We will be competing with many other sophisticated and deep pocketed fix and flip buyers. Response time, all cash and a fast close of escrow are big advantages. When it is time to sell, our competition becomes similar homes for sale in our neighborhood, all of which are competing for the same limited pool of buyers. No / low utility bills, green marketing and green buyer financing options will be our advantages.

Liabilities and Litigation

We have no liabilities and are not involved in any litigation

The team

Officers and directors

Steve Nauert	President
Bruce Scholten	Secretary
Caryn Nauert	Chief Financial Officer

Steve Nauert
My primary education was at Palos Verdes High School in California. Since then I have attended various classes relating to Real Estate and Real Estate finance. I spent a large part of my early business career in the restaurant business. I have owned and operated 5 restaurants over a 20 year period, starting with "Good and Plenty Hamburgers" on Ventura Blvd. in Encino California. My first Real Estate experience was in the 1980's working for a business brokerage selling liquor stores, dry cleaners and restaurants etc. In 2000 I re-entered Real Estate with Shorewood Realtors in Redondo Beach, CA.

After 4 years I obtained my Brokers license and started Safari Realty & Loan. My staff and I have helped negotiate over 100 apartment building transactions for buyers, sellers and partners. In early 2001 I started purchasing apartment buildings with partners. Over a six year period and a few 1031 exchanges we had 96 units in 6 buildings. Of our transactions, 7 were grand slams and two buildings went into foreclosure. Partner's money was lost on our last two buildings, we were caught in the 2007 recession. Losing an investors money is a very tough emotional experience. It was brutal for the partners, and an excruciating 2 year experience for me. I still feel terrible about it. I have been a Broker Associate at Coldwell Banker Associated Brokers in Canyon Lake California since 2011. I started Drought Smart Gardens.com in 2015 in response to the California drought. I am the owner and manager of Drought Smart Gardens. We have replaced over 30 lawns, now saving over 1,700,000 million gallons of water each and every year. We have to start reducing the burning of coal, and to that end The Green Retrofit was started in early 2017. I am currently the President, and have been since inception.

Bruce Scholten
Bruce Scholten worked in the Water Treatment business for over 25 years. The first 12 years was for large chemical and equipment manufacturer's. Noticing the lack of after sales service of various manufacturers, he started his own company, aimed at servicing water processing equipment. 'SoCal Water' incorporated in 2002. Bruce currently has his own consulting company, offering business services to corporate clients, and is a founder/partner of a green technology startup. Bruce is a published author in the water treatment field, and has been awarded a patent for liquid-gas mixing. Bruce has an Engineering degree from CSU Long Beach and MBA from University of Southern California and lives in Los Angeles California with his family. 2002- present: CEO - SOCAL WATER. LOS ANGELES, CA Consulting sales and services related to water treatment in manufacturing industries. 2013- to present: MANAGING PARTNER - SOUTHERN CROSS PARTNERS INC. LOS ANGELES, CA Consulting to Chinese public and private companies. 2016- to present: FOUNDER/CTO - MOLEAER INC. TORRANCE CA. 2017-Present: SECRETARY - THE GREEN RETROFIT Managing technology, design and manufacturing of world's first nano bubble generation hardware, the company is a green tech leader in gas transfer systems.

Caryn Nauert
Caryn, a proud native Californian, was brought up in the South Bay area of Los Angeles. She attended Narbonne high School. Soon after she lived and worked in Yokosuka, Japan for four years. Caryn has worked in many industries including the Airline, Pacific Southwest, and various jobs in the entertainment business; interfacing with the celebrities on the show Dance Fever. After obtaining an Associate's degree, she attended Yo San University in Los Angeles where she studied acupuncture and homeopathy. Caryn was in charge of the bookkeeping for our 96 rental units which were held in various partnerships. She kept busy collecting the rent checks, making the mortgage and utility payments, plus supervising the evictions and the tenant screening process. Caryn and husband Steve have three children and live in Canyon Lake, California. Since 2011 she has volunteered in her children's school, Tuscany Hills Elementary, finding great satisfaction in working with the kids and teachers,

doing whatever was necessary. This lovely lady is now ready to get back work; she thrives on managing finances and won't let a dollar be wasted. Caryn has been CFO of The Green Retrofit since inception.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Credit might not be available when we need it.** We do not currently anticipate needing access to credit, other than our initial Hard Money Purchase loan and after purchase Green Loan, in order to support our working capital requirements as we grow. Although interest rates are currently low and credit is easily available, this may not always be the case. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some action. Issuing more equity could require bringing in additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our fix and flip activity. In that case, we would liquidate and distribute to stockholders whatever assets we possess.
- **There are several potential competitors who are better financially positioned.** We will compete with larger, established fix and flip companies and individuals that currently have much better financial means and human resources than we do. They may succeed in occasionally scooping up some of the better deals on the market with these advantages. This makes it very competitive because most of our profit is determined by how much we pay for each property. We have not seen, and I am not aware of any of these companies or individuals flipping eco-friendly smart homes, so our main competition will be in the acquisition of properties stage of our business, We will have the advantage when it comes to the selling of our eco- friendly smart home flips. We anticipate, and hope these other investors will also start flipping green, in which case our competition will also increase on the sales end.
- **This is a brand new company.** The Green Retrofit has no history, no clients, and no revenues. If you are investing in this company, it's because you think eco-friendly smart homes are a good idea, and that we will be able to successfully market and sell them. Additionally, that we can price them right and the demand is such that we can sell them profitably. We have yet to sell any eco-friendly smart homes. Further, we have never turned a profit and there is no assurance

that we will ever be profitable

- **Limited transferability and liquidity** Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock and no market is expected to develop.
- **We are dependent upon our ability to generate sufficient cash flows from operations** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for our eco-friendly smart homes, and that people think ours is a better option than the competing homes on the market. Above all, there is no assurance that we can price our homes at a level that allows the company to make a profit.
- **Performance an Reliability of Contractors** The company will rely on independent contractors for the rehabilitation of our fix and flip homes. Our success is contingent on the performance and reliability of these parties. The company will mitigate the risk through supervision of these independent contractors to the greatest degree possible.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Stephen Nauert, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,001

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of shares of Common Stock are entitled to receive dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

What it means to be a Minority Holder

As a minority holder of The Green Retrofit common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-10-15.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the rehabilitation and sale of our first fix and flip-eco friendly smart home. We should complete our first flip approximately 4 to 6 months after our successful Start Engine campaign.

Until we find our fix and flip property we have no recurring expenses, no salaries, no rent etc. After we commit to a project the clock starts ticking. We anticipate, which is shown in the financial model, we will initially use about $25,000 for our down payment. Once we close escrow we will start spending our $42,000 fix up budget, to be spent over a 45 day period, assuming all goes well. We will be hiring painters, landscapers, carpet layers etc. Our next expense is the holding period. We have budgeted $7,500 for a 90 days, During the entire fix up period we will be simultaneously marketing our Eco-Friendly Smart Home progress on signage in front of our home, plus Facebook, Google, the Multiple Listing System and all their feeds, including Zillow and Realtor.com etc.

As my training broker used to say: "You can advertise all you want, but if the price is too high you are throwing away your money." We will know if our pricing is correct if we have an offer in the first 3 weeks or so. After 3 weeks if we do not have an offer, we will lower the price. As per our model, we should start with a $39,000 gross profit, so we can drop the price 10% before we start to cut into our working capital. If we have to drop the price 10%, the majority of our funds will still be returned to us, as they were invested in the down payment and property improvements. In this break even scenario, we lick our wounds, reassemble our investment cash, and roll the dice again. The worst case scenario is we have to rent out our home for a year or so with a small monthly loss before we come back to market, and the majority of our capital is preserved to fight another day.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company will spend the majority of its funds raised on our first fix and flip home. We estimate 25% of our funds will be spent on a down payment, 40% will be spent on rehabilitation, and 15% budgeted for a 120 day holding period. The projected 120 day holding period includes 45 days of repairs and rehabilitation, marketing time and our sale escrow. We should be able to maintain 20% of our cash in reserves. Once the first home is sold, we will recoup all our cash plus profit and move forward finding another fix and flip candidate.

Liquidity and Capital Resources

We estimate it will take $75,000 or so to complete our first fix and flip. Our initial cash outlay will be determined by how close we can come to a 30% reduction on the purchase price in relation to the completed /after fix up value. Hard money lenders like to be in the 70% loan in relation to the after fix up value range, and many want to see some investor funds in the deal. The goal is to acquire our house for 70% of the future value, making it possible for us to avoid making a down payment. The second determination of how much of our cash will be utilized is the price range of the homes in our target neighborhood and the amount of repairs and improvements to be done. After acquisition we will be using our own cash for the basic fix up. Once we own the home it qualifies for various green loans with the property pledged as security. We anticipate we will spend approximately $15,000 to $20,000 on green features, financed with green loans. We do not anticipate needing other funds at this time. Once we complete the sale all our cash is returned, the loans are paid off, and we are ready to repeat the process.

Indebtedness

The company does not have any indebtedness.

Recent offerings of securities

None

Valuation

$100,100.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Down payment	$0	$25,000
fix and flip construction	$0	$42,000
Holding costs	$0	$8,000
marketing	$5,000	$5,000
cash reserves	$4,400	$20,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("StartEngine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised and an additional 4% on all funds raised via credit card. We will pay StartEngine between $600 and $1,000 if we only raise the minimum target amount and between $6,420 and $10,700 if we raise the maximum offering amount.

If we manage to raise our maximum amount of $107,000, we believe this will allow us to purchase our first house to fix and flip. We do not anticipate needing any other financing, other than the previously mentioned hard money and green loan, to launch our eco-friendly fix and flip business. The profit, or even a break even from the first flip along with our initial investment will allow us to purchase our second house, and on and on.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.TheGreenRetrofit.com in the tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Green Retrofit

[See attached]

I, Stephen Nauert, the President of The Green Retrofit, hereby certify that the financial statements of The Green Retrofit and notes thereto for the period ending 10.15.2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. The Green Retrofit was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th of October 2017.

President

10-15-2017

THE GREEN RETROFIT
FINANCIAL STATEMENTS
(UNAUDITED)

SINCE INCEPTION
10/4/17 – 10/15/17

The Green Retrofit
Index to Financial Statements
(unaudited)

THE GREEN RETROFIT
BALANCE SHEET
10/4/17 – 10/15/17
(unaudited)

		October 15, 2017
Assets		
Current Assets:	$	1,000
Goodwill	$	9,010
Total Assets		!0,010
Liabilities and Stockholders' Equity Total Liabilities	$	0
Stockholder Equity		
Common stock, Par value $10.00		
5,000 shares authorized; 1,001 issued		
And outstanding as of 10/15/2017	$	10,010
Accumulated deficit	$	0
Total Stockholders' Equity	$	10,010
Total liabilities and Stockholders' Equity	$	10,010

THE GREEN RETROFIT
INCOME STATEMENT
10/4/17-10/15/17
(unaudited)

	10/4/17-10/15/17
Income	**$ 0**
Total Expenses	**$ 0**
Net Income / (Loss)	**$ 0**

THE GREEN RETROFIT
STATEMENTS OF STOCKHOLDERS' EQUITY
10/4/17- 10/15/17
(unaudited)

	10/4/17 – 10/15/17
Capital Stock	0
Total shareholder equity	0

THE GREEN RETROFIT
STATEMENTS OF CASH FLOWS
10/04/17- 10/15/17
(unaudited)

	10/04/17-10/15/17
Cash received	0
Cash paid out	0
NET	0

NOTE 1 – NATURE OF OPERATIONS

The Green Retrofit was formed on October 4, 2017 ("Inception") in the State of California. The financial statements of The Green Retrofit (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canyon Lake California.

The Green Retrofit is in the fix and flip housing business. We believe our advantage will be in adding eco-friendly and smart home features to the fixer homes prior to sale. Statistics show that energy efficient homes sell faster and for more money than traditional homes. Appraisers are now taught how to include energy savings and solar panels to their valuations. Each additional $1 in energy savings can add up to $20 in home value, and we hope to realize that extra value in each successful flip

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of 10/04/17-10/15/17. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the completed sale of one of our fix and flip homes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 5,000 shares of our common stock with par value of $10.00. As of October 4,2017 the company has currently issued 1,001 shares of our common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 4, 2017 through October 15, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Tess B.

The Green Retrofit is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $107K goal
The Green Retrofit
Fix then Flip Eco-Friendly Smart Homes
Small OPO
Canyon Lake, CA
Environment
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Help Us Fix Then Flip Eco-Friendly Smart Homes

Invest in The Green Retrofit

The stars have now aligned for flipping Eco-Friendly Smart Homes. We can Green Retrofit a home and reduce the electricity demand by roughly 40%, (per BuildItGreen.org), for a few thousand dollars, then install 40% fewer solar panels, flip for a green premium and share the profits. This can all be financed with the help of rebates, green loans and tax breaks.

Our secret sauce: A study by UC Berkeley shows that homes with a **Green Point Label**, which we will obtain, sell for an average of 9% more than comparable homes. Statistics from The Appraisal Institute also show home value increases by $20 for each $1 offset in annual electricity cost. In our example below, by investing an additional $15,000 in green retrofits and solar panels, we create an additional $13,800 in pre-tax profit, greatly improving our margins and chances of success on each progressive flip.

Environmental Benefit: An average home burns 10,000 lbs. of coal each year. Per the Toyota company, a Toyota Camry weighs 3,480 lbs., so we are burning the equivalent of 3 Camry's each year. The Eco-Flip will reduce the burning of coal, and we believe it will turn a profit and pay dividends. The definition of Green Capitalism : "A superior return on capital, along with an environmental benefit"

Investment

$100 per share of Common Stock | When you invest you are betting the company's future value will exceed $200,000.

** You will receive our deal updates and prevent 30 lbs. coal from being burned annually, forever.*

Perk

$100 per share - You will receive our deal update reports every other month, prevent 30 lbs coal being burned annually.

$500 or more - You will receive a solar powered cap, deal update reports, prevent burning of 150 lbs. coal annually.

**All perks occur after the offering is completed*





An average home consumes about 10,000 of coal each year. Source: the U.S. Energy Information Administration. Our plan is for each of our flips to eliminate burning that coal, and pay a dividend. We will be using the levers of the marketplace to improve our planet, the definition of Green Capitalism.

"A person of modest means who wishes to have a positive effect on the environment, plus earn a dividend, can now do so by simply putting pen to paper."

- Stephen Nauert

The Fix and Flip Business

In my experience, a successful flipper aims for a 15%+ return on cash invested. A flipper will attempt to flip two or three houses a year, producing a 45%+ return on an annual basis. With an Eco-Friendly flip I believe we can increase our returns.

The 70% Rule: Flippers generally pay 70% of the "After Repair Value" (fixed up and ready to sell). We will determine how much we need to spend on rehab expenses, then subtract the rehab expense from the "ARV." This gives us a guide to the maximum we should pay for the property.



Over 60% of the energy used in California is provided by Natural Gas. A typical home uses 36,885 cubic sq.ft. of LNG yearly, per the U.S. Energy Information Administration.

Example of a basic flip and fix with no green features

Price $252,000 **Loan: $226,800**	$252,000= 70% ARV	Our expenses
Our down pmt. 10%	$25,200	$25,200
Rehab cost	$42,000	$42,000
Closing cost	$8,400	$8,400
Holding cost 90 days	$7,560	$7,560
Total invested	$309,960	$83,160
RESALE		
ARV sales price	$360,000	
Real estate commission 5%	$(18,000)	
Closing costs	$(4,200)	
NET SALES PRICE	$337,800	
Pre-tax profit	$27,840	33% return on $83,160
25% capital gain tax	$(6,960)	
After tax profit	$20,880	25% return


25%
Up to 25% heat loss through the roof
35%
10%
Up to 35% heat loss through uninsulated walls
15%
15%

Resale with Green Features

After purchase the house becomes collateral for a combination of green loans and rebates. In our example we borrow an additional $15,000 to make Eco-Friendly and Smart Home improvements. We estimate the Green Improvements will increase the value by 8%, (per the UC Berkeley study), or $28,800. After sale we repay the $15,000 loan and realize an additional $13,800, representing a 49% improvement on our initial profit. In this example we have increased the yield from 25% to 35%, and in the process greatly improved our margin for success on each flip. The Green Dividend.

ARV (increased value 8%)	$388,800	
Real estate commission 5%	($19,440)	
Green loan payback	($15,000)	
Closing costs	($5,000)	
NET SALES PRICE	$349,360	
Pre-tax profit	$39,400	47% on $83,160
25% capital gain tax	($9,850)	
After tax profit	$29,550	35% return

Building codes were not as tight on homes over 10 years old per BuildItGreen.org. Older homes can be drafty energy guzzlers, costing homeowners ever increasing heating and cooling bills.

quote:

If you take these four steps on your own home, you will reduce your power bull by 40% per year...



BuildItGreen.org teaches that the most effective step you can take now to improve your home environment is to add more insulation.



Seal air leaks, your home will perform like a thermos, holding in the hot or cold conditioned air for longer periods of time.



Repair the air leaks in your ducts, older ducts leak up to 30%, Source: BuildItGreen.org



12% to 20% of your bill could be for lighting. LED light bulbs use about 85% less power then incandescent bulbs, states the U.S. Energy Information Administration.

> "Anyone can count the seeds in an apple, but only God can count the number of apples in a seed."
>
> *- Robert Schuller*

Energy Efficiency is the New Home Improvement

Transforming a drafty home into a thermos


Smart Lock
Unlocked
Back

The First Step: The Green Retrofit

While you'll want to begin your transformation with new paint, fixtures and improved landscaping, **the first step in transforming a drafty home is undoubtedly The Green Retrofit:**

1. Weather strip around doors and windows, seal air leaks
2. Add attic insulation
3. Repair/ seal air conditioning ducting
4. Replace existing light bulbs with LED bulbs, which use less energy
5. Choose Energy Star rated low energy consumption appliances
6. Reduce water usage with aerators and low flow shower heads
7. Add Drought Tolerant Landscaping- Drought Smart Gardens
8. Install 40% fewer Solar Panels because of energy savings

Door with Smart Lock

The Second Step: Creating the Smart Home

Coldwell Banker Real Estate Smart Home definition: " A Smart home is equipped with network-connected products for controlling, automating and optimizing functions such as temperature, lighting, security, safety or entertainment, either remotely by a phone, tablet, computer or a separate system within the home itself."

ADD:

1. Smart door lock system
2. Video doorbell with security cameras
3. Programmable thermostat
4. Smart lighting controls

** The profit margin on the Smart Home improvements is the icing on our Green Cake.*


nest
AWAY

Nest Labs states that Programmable Thermostats can reduce your bill: a 12% savings on heating and 15% savings on cooling, or about $131-$145 in savings a year.



Video Doorbell plus security cameras monitored from your cell phone

The Demand for the Eco-Friendly Home is Here Now

- Eco-Friendly homes sell faster and for a greater profit per a BuildItGreen.org survey.
- The Appraisal Institute's "residential-green-energy-effecient-addendum" shows appraisers how to recognize energy savings, and then reflect those savings in a higher value appraisal.
- A National Association of Realtors Surveys show 59% of parents said they'd be willing to pay more for a home with Smart Home technology.
- Realtor quote "If a buyer walks into a home without a smart thermostat they're walking out."
- A survey from Coldwell Banker Real Estate states: 71% of Americans said they wanted a move-in ready home, and 1/2 of those said they needed smart home technology to be move-in ready.
- The same Coldwell Banker Real Estate survey says: 61% of Millennials want a smart home, followed by 59% of parents, 52% of Gen Xers and 50% of Boomers.
- The California Energy Commission voted unanimously for California's Title 24, mandating that all new homes built after 2020 will be Zero Net Energy Homes: producing as much power as they consume.

The Stars have aligned for us to fix then flip Eco-Friendly Smart Homes

We are uniquely qualified and licensed to fix then flip Eco-Friendly Smart Homes. Steve Nauert, President of The Green Retrofit, possess: the **National Association of Realtors Green Designation**, the **Coldwell Banker Smart Home Designation,** a **State of California Real Estate Brokers license,** both of the **Build It Green Professional Lender and Realtor designations,** and a State of California Contractors **Home Improvement Salesperson Registration.**

National Association of Realtors Green Designation

The Smart Home Designation from Coldwell Banker


GreenPointRATED
EXISTING HOME
49

Over 35,000 homes in California have been Green Rated.

Build It Green Professional Realtor and Professional Lender Designation

Operating Philosophy, Purchasing, Marketing, Location, Headwinds

Our operating philosophy: When it comes to finding, fixing and flipping homes as a business, we cannot afford to rely on strictly one individual's judgment. We will employ, on a deal by deal basis, an architect, an interior designer, and a landscape designer. A Virginia Tech study, which surveyed homes in 7 states, showed that high-quality landscaping can increase the value of a home as much as 12%. The various contractors and specialists will execute their plans under our supervision. The BIG LESSON I HAVE LEARNED in the home selling business is: pay the extra money for a professional, do not depend on your own personal preferences. We will pay a 10% performance bonus at the end of the flip to all our collaborators. This will give us the upper hand in gathering the best talent.

Purchasing and Marketing: This is a tough business. Most of the profit is created when we purchase. Some individuals are terrific at sniffing out a great deal. I have had my successes and failures, so we will be working alongside finders and other Realtors, and I will be looking myself for our deals. One of the main expenses in flipping is the holding and marketing period after completion. I will be closely monitoring this aspect, and hopefully bringing us a substantial savings by pre-marketing the properties. When you have a home for sale you place a sign in the front yard, and have the ability to hold open houses. We will take full advantage by continuously marketing and sharing information about our Eco-Flip during and after renovation.

Location: Fortunately for us, I live right in the heart of the Temecula Valley, located in Riverside County, California. The Temecula Valley is roughly 1.25 hours inland from Los Angeles, Orange County and San Diego. A $600,000 home in these cities is $400,000 here. The Temecula valley experiences a constant stream of buyers priced out of the coastal markets. Our fix and flip price range will be from $250,000 to $500,000. When possible we will try to be under the FHA, ($379,000), and Veterans Administration pricing guidelines, enabling our buyers to use 3.5% and ZERO down payment loans.



Plummeting Cost of Solar Modules
(Cost Per Watt in 2012 Dollars)
$16.00
$8.00
$4.00
$2.00
$1.00
$0.50
$0.25
-- Coal / Natural Gas Cost Band --
1980
1984
1988
1992
1996
2000
2004
2008
2012
Sources: DOE NREL Solar Market Report, SolarBuzz Retail Price Environment

Financially Speaking...

Headwinds: I was watching an interview with the president of IBM, which created Watson, the computer that won on the Jeopardy! game show. The IBM organization has concluded that when it comes to decision making: 33% of your decisions are correct, 33% of your decisions are not optimal, and 33% of your decisions are wrong. In looking back over my career buying and selling restaurants, houses and apartment buildings, I have been successful about 70% of the time. Fortunately, in the real estate business, the proper use of leverage occasionally creates a giant payday, compensating for the misses. My hope in flipping Green is the extra value we create will minimize our mistakes.

Use of Proceeds: Our fix and flip example shows us using most of our funds for one fix and flip. Should the first one prove successful, we will "rinse and repeat." Eventually I see our role as more of a sponsor, using other source funds for a larger portion of each investment.

Competition: Profit in the fix and flip business greatly depends on how good a deal you get on the purchase price. We will be competing with many other sophisticated and deep pocketed fix and flip buyers. Response time, all cash and a fast close of escrow are big advantages. When it is time to sell, our competition becomes similar homes for sale in our neighborhood, all of which are competing for the same limited pool of buyers. No / low utility bills, green marketing and green buyer financing options will be our advantages. BuildItGreen.org statistics show that Energy Efficient homes sell faster and for more money.

How do you receive a return: In a perfect world we would do two or three successful flips every year. Our current plan is for a dividend to shareholders to be paid at the end of each fiscal year.

Exit strategy: Should we be successful, our hope would be to pay dividends to shareholders as long as we keep flipping. When we stop, we will distribute all funds to shareholders as their pro-rata share of profits.

Why invest? There are millions of homes in California over 10 years old that would benefit from a green retrofit. We need to get started. Your $100 investment in one flip will prevent burning 10 Lbs of coal each and every year, forever. Add more flips, burn less coal, make more profit. Your children and grandchildren will benefit from your decision to join us in this endeavor.



Average hourly California electricity production profile for all sources by month
megawatts
Electricity imports and generation from other sources are balanced throughout the day to meet demand
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
J F M A M J J A S O N D J F M A M
2013
2014
6 a.m. noon 6 p.m.
May 2014
solar
other renewables
fossil fuels
hydro
imports
nuclear
eia



Average retail price of electricity, monthly
Indexed to Nov 2005 as percent
Percent
40
30
20
10
0
-10
2006
2008
2010
2012
2014
Residential : United States
eia

Average hourly California electricity production graph and Average retail price of electricity graph sources: U.S. energy Information Administration.

July 2016



The beginning of an idea

I Created DroughtSmartGardens in response to the drought in Southern California.

August 2016

Build it Green

Obtained Build it Green Realtor Professional Certification

September 2016

Obtained the N A R's Green Designation

Did you know the average home will burn 10,000 lbs. of coal every year!

January 2017



Insulation.

So Cal Edison insulated my attic, weather stripped doors, The results inspired me to form The Green Retrofit.

february 2017

Started The Green Retrofit

Started the Green Retrofit website as a source for consumers and realtors

April 2017

SMART HOME

Completed SMART HOME

A great class on what components it takes to be a Smart Home

june 2017



Great Idea

Drought Smart Gardens

We have now replaced 28 lawns. Our clients now save 1,725,000 gallons of water annually.

October 2017

Build it Green

Obtained the Build it Green Professional Lender Certification

Meet the Founders



Steve Nauert

President

My primary education was at Palos Verdes High School in California. Since then I have attended various classes relating to Real Estate and Real Estate finance. I spent a large part of my early business career in the restaurant business. I have owned and operated 5 restaurants over a 20 year period, starting with "Good and Plenty Hamburgers" on Ventura Blvd. in Encino California. My first Real Estate experience was in the 1980's working for a business brokerage selling liquor stores, dry cleaners and restaurants etc. In 2000 I re-entered Real Estate with Shorewood Realtors in Redondo Beach, CA. After 4 years I obtained my Brokers license and started Safari Realty & Loan. My staff and I have helped negotiate over 100 apartment building transactions for buyers, sellers and partners. In early 2001 I started purchasing apartment buildings with partners. Over a six year period and a few 1031 exchanges we had 96 units in 6 buildings. Of our transactions, 7 were grand slams and two buildings went into foreclosure. Partner's money was lost on our last two buildings, we were caught in the 2007 recession. Losing an investors money is a very tough emotional experience. It was brutal for the partners, and an excruciating 2 year experience for me. I still feel terrible about it. I have been a Broker Associate at Coldwell Banker Associated Brokers in Canyon Lake California since 2011. I started Drought Smart Gardens.com in 2015 in response to the California drought. I am the owner and manager of Drought Smart Gardens. We have replaced over 30 lawns, now saving over 1,700,000 million gallons of water each and every year. We have to start reducing the burning of coal, and to that end The Green Retrofit was started in early 2017. I am currently the President, and have been since inception.



Bruce Scholten

Secretary

Bruce Scholten worked in the Water Treatment business for over 25 years. The first 12 years was for large chemical and equipment manufacturer's. Noticing the lack of after sales service of various manufacturers, he started his own company, aimed at servicing water processing equipment. 'SoCal Water' incorporated in 2002. Bruce currently has his own consulting company, offering business services to corporate clients, and is a founder/partner of a green technology startup. Bruce is a published author in the water treatment field, and has been awarded a patent for liquid-gas mixing. Bruce has an Engineering degree from CSU Long Beach and MBA from University of Southern California and lives in Los Angeles California with his family. 2002- present: CEO - SOCAL WATER. LOS ANGELES, CA Consulting sales and services related to water treatment in manufacturing industries. 2013- to present: MANAGING PARTNER - SOUTHERN CROSS PARTNERS INC. LOS ANGELES, CA Consulting to Chinese public and private companies. 2016- to present: FOUNDER/CTO - MOLEAER INC. TORRANCE CA. 2017-Present: SECRETARY - THE GREEN RETROFIT Managing technology, design and manufacturing of world's first nano bubble generation hardware, the company is a green tech leader in gas transfer systems.



Caryn Nauert

Chief Financial Officer

Caryn, a proud native Californian, was brought up in the South Bay area of Los Angeles. She attended Narbonne high School. Soon after she lived and worked in Yokosuka, Japan for four years. Caryn has worked in many industries including the Airline, Pacific Southwest, and various jobs in the entertainment business; interfacing with the celebrities on the show Dance Fever. After obtaining an Associate's degree, she attended Yo San University in Los Angeles where she studied acupuncture and homeopathy. Caryn was in charge of the bookkeeping for our 96 rental units which were held in various partnerships. She kept busy collecting the rent checks, making the mortgage and utility payments, plus supervising the evictions and the tenant screening process. Caryn and husband Steve have three children and live in Canyon Lake, California. Since 2011 she has volunteered in her children's school, Tuscany Hills Elementary, finding great satisfaction in working with the kids and teachers, doing whatever was necessary. This lovely lady is now ready to get back work; she thrives on managing finances and won't let a dollar be wasted. Caryn has been CFO of The Green Retrofit since inception.

Offering Summary

Maximum 1,070 shares of common stock ($107,000)

Minimum 100 shares of common stock ($10,000)

Company	The Green Retrofit
Corporate Address	23010 Compass Drive Canyon Lake, CA 92587
Description of Business	Purchase, then fix and flip Eco-Friendly Smart Homes
Type of Security Offered	Common stock
Purchase Price of Security Offered	$100.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100 per share - You will receive our deal update reports every other month, prevent 10 lbs coal being burned annually.

$500 or more - You will receive a solar powered cap, deal update reports, prevent burning of 50 lbs. coal annually.

**All perks occur after the offering is completed*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Hi I'm Lainey, and I 'm Rex.

We would like to introduce you to our dad, president of the green retrofit.

And those are the two reasons I am doing this project.

I am really excited about our venture, Fixing and flipping Eco-friendly Smart homes

Our timing is terrific, not a day goes by I do not read something about global warming and our environment. I am sure you can say the same

I, like you, want to improve this situation with measurable, actual benefits.

Did you know, an average home in the United States uses 10,000 lbs of coal each year? We can eliminate this one house at a time.

Fixing and flipping, it's not an easy business, but, if done correctly, it can be extremely profitable.

We are Adding a new wrinkle to the business, Eco- Friendly and Smart Home features.

First, a basic Green Retrofit: Adding insulation, sealing the air leaks, and adding LED lighting. This will reduce your power bill by 40%.

Next, adding smart home features: Smart door locking system, Video doorbell, Programmable Thermostat

FINALLY, install solar panels, eliminating the utility bill,

Location… Location,.. Location… We will operate where I live, Riverside County, California, 90 minutes N. of San Diego, 90 minutes east of Orange County and Los Angeles. There are a steady stream of buyers priced out of these coastal markets.

Wouldn't it be great to be involved in a business with a social purpose, that pays both monetary and Environmental Dividends

This is a positive you can take right now, by simply putting pen to paper.

Thank you very much for your consideration.

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